August 2, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jeffrey Gordon, Division of Corporation Finance

RE:	Northwest Pipe Company

Form 8-K Item 4.01

Filed July 18, 2007

File No. 0-27140

Dear Mr. Gordon:

Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comments made in your letter dated July 19, 2007 and our responses thereto:

1. Comment: Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response: See below for a schedule of our adjustments recorded with or as a result of the audit. Please note that the reason for each adjustment has been included on the schedule, as has the impact on pre-tax net income. Further note that all adjustments relate to the current year, and any adjustments related to the prior year were recorded during our implementation of SAB 108, as disclosed in Footnote 1 to our Form 10-K for the year ended December 31, 2006. For those adjustments impacting the current year’s interim periods, we performed a SAB 99 analysis considering quantitative and qualitative factors and concluded that these adjustments were immaterial individually and in the aggregate.

Account Description	Debit	Credit	Effect on Net Income
DR. Other Receivables	298,279
DR. Accrued Liabilities	480,721
CR. Cost of Sales		(770,000)	(770,000)
CR. Selling, General and Administrative		(9,000)	(9,000)
To adjust workers compensation accrual to more closely align with estimates provided by an actuary. The actuarial report was obtained during the year end audit process.

DR. Cost of Sales	150,052		150,052
CR. Inventory		(150,052)

To adjust for costs that were incorrectly capitalized into inventory.

DR. Selling, General and Administrative	224,200		224,200
CR. Other Receivable		(224,200)
To adjust the insurance recovery receivable for a change in the estimated amount expected to be recovered, based on communications received in December.

DR. Cost of Sales	2,144,580		2,144,580
CR. Fixed Assets		(2,144,580)
To reverse internal costs that were initially capitalized during the consolidation of Riverside and Adelanto during 2006. See additional discussion below.
	Total Adjustments		$1,739,832
	Pre-Tax Net Income as Reported		$30,301,910
			5.7%

Consolidation of Riverside and Adelanto

The Company completed a process of combining two operating facilities into one facility in 2006. This project required the movement, modification, upgrading and installation of over 138 pieces of equipment, and much of the project was accomplished with internal labor. The labor incurred on this project was determined by a detailed estimation process. Upon analyzing this amount as part of the closing process, and after discussions with PricewaterhouseCoopers, management determined that while the estimation process used to capture the internal costs of consolidation yielded a reasonable result, it did not provide enough “relevant, sufficient and reliable data” and it was deemed more appropriate to expense the costs.

2. Comment: Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

Response: Please see attached 2006 Required Communications from PricewaterhouseCoopers LLP.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (503) 946-1200 or fax me at (503) 240-6615.

Respectfully yours,

/s/ John D. Murakami
John Murakami
Chief Financial Officer

[PricewaterhouseCoopers logo]	Northwest Pipe Company

This report is intended solely for the information and use of the Audit Committee or the board of directors and, if appropriate, management, and is not intended to be and should not be used by anyone other than these specified parties.

2006 Required Communications	For the Year Ended 12/31/06

Auditor’s Responsibility Under Generally Accepted Auditing Standards
The auditor should communicate the level of responsibility assumed for the internal control structure, fraud and illegal acts, and other matters under generally accepted auditing standards.	This information is outlined in our engagement letter dated September 1, 2006 and signed by Wayne Kingsley, Audit Committee Chair on September 18, 2006.

Significant Accounting Policies and Unusual Transactions

The auditor should determine that the Audit Committee is informed about the initial selection of and changes in significant accounting policies as well as the methods used to account for significant unusual transactions, and the effect of accounting policies for which there is a lack of guidance.

Refer to the February 20, 2007 Audit Committee Meeting Agenda. Specific items for discussion included:

•       Percentage of completion - revenue recognition

•       Adelanto/Riverside Consolidation

•       Claim related to faulty Pritec coating

•       Worker’s Compensation accrual

•       Buyout of remaining sale leasebacks during Q4 2006

•       Insurance settlement for stolen goods

•       Other receivables

During our fieldwork we also focused on the following areas:

•       Inventory valuation

•       Collectibility of accounts and other receivables

•       Revenue cutoff

•       Debt covenant testing

•       Pension accounting under FAS 158

•       Accounting for income taxes

•       Fixed assets

Changes in accounting policies included:

•       Stock compensation under FAS 123(R) and

•       SEC Staff Accounting Bulletin 108.

Auditor’s Judgments About the Quality of the Entity’s Accounting Principles
Statement of Auditing Standards No. 90, Audit Committee Communications, requires the auditor to assess the quality of the entity’s accounting principles, in addition to the acceptability of those principles.	See discussion related to internal control deficiencies identified and significant audit adjustments. We believe that the accounting policies and critical accounting policies disclosed in the Form 10-K are reasonable and appropriate.

Management Judgments and Accounting Estimates

The Audit Committee should be informed about the process used by management in forming particularly sensitive accounting estimates and about the basis for the auditor’s conclusions regarding the reasonableness of those estimates.

Significant judgments and estimates include estimates to complete for water transmission contracts, allowance for doubtful accounts, estimated useful lives and salvage value of property and equipment, total units of production for each facility for units of production depreciation, value of goodwill, accruals for workers compensation and health claims and contingencies. Management uses the knowledge of current transactions and events as well as historical experience to develop the accounting estimates.

In our testing of the workers compensation accrual, we noted that the Company was under accrued for incurred but not yet reported (IBNR) claims. An adjustment was booked to increase the workers compensation accrual.

Significant Audit Adjustments
All significant adjustments arising from the audit should be communicated to the Audit Committee.	See summary of significant audit adjustments that were recorded within Appendix A.

Unrecorded Audit Adjustments

All unrecorded audit adjustments should be communicated to the Audit Committee.	There were no unrecorded audit adjustments noted for the year ending December 31, 2006.

Potential Effect on the Financial Statements of any Significant Risks and Exposures

The Audit Committee should be aware of the potential effect regarding risks and exposures that are required to be disclosed in the financial statements.	We are not aware of any such matters other than those risk matters that have been historically disclosed in the Company’s Form 10-K.

Other Information in Documents Containing Audited Financial Information

The Audit Committee should be informed as to the auditor’s responsibility for information in a document containing audited financial statements, as well as any procedures performed and the results.	We will review and agree the financial information included in the Company’s Form 10-K to the financial statements. However we do not express an opinion on the financial information included in the Form 10-K other than the financial statements.

Disagreements With Management

Disagreements with management, whether or not satisfactorily resolved, about matters that could be significant to the entity’s financial statements or the audit report should be communicated to the Audit Committee.	As we discussed with the Audit Committee on March 20, 2007 we had a number of detailed discussions with management regarding audit and accounting issues during all phases of the audit. None were considered formal disagreements.

Consultation With Other Accountants

When the auditor is aware that management has consulted with other accountants about significant accounting and auditing matters, the auditor’s views about the subject of the consultation should be communicated to the Audit Committee.	No change.

Major Issues Discussed With Management Prior to Retention

Any major issues that were discussed with management in connection with our initial or recurring retention should be communicated to the Audit Committee.	No change.

Difficulties Encountered in Performing the Audit

Serious difficulties encountered in dealing with management that relate to the Performance of the audit are required to be brought to the attention of the Audit Committee.	As we discussed with the Audit Committee on March 20, 2007 we had a number of detailed discussions with management regarding audit and accounting issues during all phases of the audit. None were considered serious difficulties in performing the audit.

Fraud and Illegal Acts

The Audit Committee should be adequately informed of fraud and illegal acts that cause a material misstatement of the financial statements.	No change.

Deficiencies in Internal Control

Any reportable conditions (or significant deficiencies in the design or operation of the internal control structure) coming to the auditor’s attention during the audit should be communicated to the Audit Committee.	See Appendix B, Reporting on Internal Controls.

Communication of Matters Related to Interim Financial Information

Any matters that cause the auditor to believe that interim financial information filed, or to be filed, with the SEC is probably materially misstated should be communicated to management, and, in certain circumstances, the Audit Committee.	No change.

Management Advisory Services

During the year under audit the auditor should inform the Audit Committee of total fees received from the Company for management advisory services, as well as a description of the types of services rendered.	No management advisory services were rendered during the integrated audit for the year ended December 31, 2006.

Disclosure of amounts paid to PricewaterhouseCoopers

Pursuant to the proxy disclosure requirements, fees billed by PricewaterhouseCoopers related to 2006 include:

•        Billings for assistance related to the Registration Statement on Form S-3 $142,500

•        2006 Audit - Progress bills on the audit of the December 31, 2006 financial statements $430,800

•        2006 Quarterly Reviews $43,200

•        Depreciation preferability letter and stock option consultation $9,635

•        Progress bill related to audit issues, including capitalized costs, workers compensation accrual, Pritec, interest in inventory, inventory adjustment, SAB 108 and SAB 99 $72,850

•        Deferred tax reconciliation and research and development credit analysis $28,150

Other Business & Administrative Items	• Management representation letter - we will provide a copy to you. • Reports on observations and recommendations on internal controls - we will provide a copy to you when they are completed.

Northwest Pipe Company

Appendix A

SUMMARY OF ADJUSTMENTS

Northwest Pipe Company

Year end 12/31/2006

2006 Adjustments:	Debit	Credit
CIP Expenditures	2,144,580
CIP-Materials/Labor		(2,144,580)
To reverse costs that were capitalized related to the Riverside consolidation

Disposal/Sale Fixed Assets	224,200
A/R - Other		(224,200)
To adjust the insurance recovery for stolen goods

A/R - Other	298,279
Accrued W/C Insurance	480,721
Emp Ben - WC Expense		(779,000)
To adjust workers compensation accrual

Gain/Loss Mat Revaluation	150,052
Reserves for Coil		(150,052)
To adjust the Coil Revaluation for interest that was incorrectly capitalized into inventory

Cash-Bank of America	4,139,673
Line of Credit-BofA		(4,139,673)
To reverse cash balance posted against LOC 12/31/06

SAB 108 Adjustments:	Debit	Credit
A/R - Other	720,791
Retained Earnings	2,652,000
Accrued W/C Insurance		(3,372,791)
To adjust workers compensation accrual

Retained Earnings	286,103
Reserves for Coil		(286,103)
To adjust the Coil Revaluation for interest that was incorrectly capitalized into inventory

Retained Earnings	1,640,586
Inventory Reserve Purch Part		(1,640,586)
To write-off unsupported inventory

Retained Earnings	272,000
Inventory - Standard to Actual	84,000
Accrued Property Tax		(356,000)
To properly record property taxes for Houston and Portland based upon the actual bills

Retained Earnings	721,000
CIP - Materials/Labor		(721,000)
To reverse costs that were capitalized related to the Riverside consolidation

Northwest Pipe Company

Appendix A

Accrued Income Taxes	2,184,815
Retained Earnings		(2,184,815)
To adjust the tax provision based upon the SAB 108 adjusting journal entries

Deferred Tax Asset	1,907,230
Refundable Federal Income Tax		(1,907,230)
To adjust deferred taxes based upon the SAB 108 adjusting journal entries

This report is intended solely for the information and use of the Audit Committee or the board of directors and, if appropriate, management, and is not intended to be and should not be used by anyone other than these specified parties.

[PricewaterhouseCoopers logo]	Appendix B

Northwest Pipe Company

Audit Committee Teleconference

Reporting on Internal Controls

Material Weakness –

Consolidation costs- As of December 31, 2006, the Company did not maintain effective controls to ensure the validity of certain capitalized costs. Specifically, it lacked effective controls over the accumulation of certain internal costs that were initially capitalized in its property, plant and equipment account during the combination of its Riverside and Adelanto facilities. This control deficiency resulted in an audit adjustment to its annual 2006 consolidated financial statements. Additionally, this control deficiency, if not remediated, could result in a misstatement to property, plant and equipment that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, it was determined that this control deficiency constitutes a material weakness.